U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 2, 2016, the Registrant filed a current report on Form 6-K announcing its entry into a purchase agreement with Suzhou Yimao E-Motors Co., Limited and Henglong Chen. To comply with applicable laws and regulations, the Registrant and counterparties implemented the purchase agreement by use of both equity and contractual control (also referred to as Variable Interest Entity or "VIE") relationships. To clarify the current structure of the Registrant in light of this and other changes, the Registrant has filed as Exhibit 99.1 the Registrant's corporate organizational chart effective as of the date of the report.

Exhibits

Exhibit 99.1	Organizational Structure of Tantech Holdings Ltd

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: April 19, 2018